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              SUPPLEMENT TO YOUR ANNUAL PRODUCT INFORMATION NOTICE

HARTFORD TOTAL RETURN BOND HLS FUND
HARTFORD U.S. GOVERNMENT SECURITIES HLS FUND

Effective March 5, 2012, Wellington Management Company, LLP will replace Hartford Investment Management Company as sub-adviser for the Hartford Total Return Bond HLS Fund and Hartford U.S. Government Series HLS Fund.

Under the "Fund Data" section of the Annual Product Information Notice, the following fund information in the table is deleted and replaced with:

FUNDING OPTION                                  INVESTMENT OBJECTIVE SUMMARY                INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
HARTFORD HLS SERIES FUND II, INC.
 HARTFORD U.S. GOVERNMENT SECURITIES     Seeks to maximize total return while         HL Investment Advisors, LLC
  HLS FUND -- CLASS IA                   providing shareholders with a high level of  Sub-advised by Wellington Management
                                         current income consistent with prudent       Company, LLP
                                         investment risk
HARTFORD SERIES FUND, INC.
 HARTFORD TOTAL RETURN BOND HLS FUND --  Seeks a competitive total return, with       HL Investment Advisors, LLC
  CLASS IA                               income as a secondary objective              Sub-advised by Wellington Management
                                                                                      Company, LLP

 THIS SUPPLEMENT SHOULD BE RETAINED WITH THE ANNUAL INFORMATION PRODUCT NOTICE
                             FOR FUTURE REFERENCE.

HV-8133